                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the Month of    May 2003
                                         --------------------




                             NORTHERN OFFSHORE LTD.
                   ------------------------------------------
                 (Translation of registrant's name into English)


                Par-la-Ville Place, 4th Floor, Par-la-Ville Road,
                             Hamilton HM08, Bermuda
                -------------------------------------------------
                    (Address of principal executive offices)





            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F X         Form 40-F
                              ---                 ---



            Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                  No X
                              ---                 ---


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                   NOF PRESS RELEASE -- RESTRUCTURING OF DEBT

The Northern Offshore Group ("NOF") has completed a restructuring of its financial debt other than its outstanding USD denominated notes.

The restructuring has extended the final maturity dates on three of its debt facilities and includes the following main elements:

1. The NOK 25 mill. loan from Kredittbanken ASA which was due in April 2003 has been repaid at a slight discount to par. The Company's USD denominated notes with face value USD 11.6 mill. which secured the loan have, as a consequence, been released.

2. The final repayment date for NOF's outstanding NOK denominated bonds (face value NOK 143 mill.) has been extended from April 2003 to October 2004.

3. The loan provided by BNP Parisbas which is secured against "Energy Searcher" has been extended to June 2004 when USD 5 mill. will be due as a final instalment.

4. The loan provided by Avalon Holdings Ltd. which is secured by USD denominated notes of approximately USD 165 mill. face value has been extended to June 2004 when USD 3.2 mill. will be due as a final instalment.

NOF has today made the semi-annual interest payment required under the terms of its USD denominated notes.

Employment

"Northern Producer" remains on contract with ChevronTexaco. The current term of the contract expires at the end of 2004.

"Energy Searcher" has been laid up for a month but is now employed by Shell Brunei. The duration of this employment is approximately 30 days and is expected to be completed on or about June 15. Management is pursuing several employment prospects following the completion of "Energy Searcher"'s current employment.

Jon Aksel Torgersen, chairman of the board, says in a comment: "We are pleased that we have been able to reach agreement with the creditors involved in the restructuring. The revised terms secures the financial basis for NOF's operation for the next twelve months".

Contact person:
Jon Aksel Torgersen, chairman
Tel: +47 22 93 60 00

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORTHERN OFFSHORE LTD.
                                            ----------------------
                                                 (Registrant)


                                            By:  /s/ Tor Olav Troim
                                            --------------------------------
                                                  Tor Olav Troim
                                                  Director


Date: May 19, 2003